

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via E-mail
Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

> **Re:** **Kayak Software Corporation**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your amended Form S-1 and response letter, and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise indicated, references to prior comments refer to those contained in our letter dated April 2, 2012.

General

1. We are in receipt of your amended request for confidential treatment (CF No. 26024) submitted on April 23, 2012. We will issue any comments we may have on this amendment under separate cover. As you are aware, any comments relating to this amended request will need to be resolved prior to the requested date of effectiveness.

2. We note the disclosure added throughout the registration statement regarding the anticipated "concurrent private placements." Please revise such disclosures where appropriate, including in the compensation committee interlocks and related party transactions sections, to provide context and express more clearly the rationale for the agreement to issue these securities and the related transactions. Expand your description of the benefits to the company and to the preferred stockholders involved, respectively.

    In this regard, we note your statement on page 80 that the "effect of such election and amendments is, among other things, to cause all shares of [y]our convertible preferred stock to convert into shares of Class B common stock concurrently with the closing of any initial public offering…, regardless of the initial public offering price in such offering." If accurate, in order to provide context, explain that certain of your existing stockholders were not obligated to convert their preferred shares into Class B common stock unless the IPO price was at least $31.09/share (among other conditions), as provided in your stockholders' agreement, and that these transactions were entered into to compensate these stockholders for their agreement to consent to conversion in the event that the IPO per-share price is lower than the trigger price, thereby permitting the company to conduct its IPO with the contemplated resulting capital structure.

Prospectus Summary

Our Growth Strategy, page 4

3.   Please provide support for the assertion in your revised disclosure here and in your business disclosure that you "benefit from an increase in completed transactions" as a result of the capability for consumers to make hotel reservations on your U.S. website, and more recently through mobile applications and across other geographies.

Risk Factors, page 11

General

4.   We note from disclosure on your prospectus cover page that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act.   We further note from your disclosures elsewhere that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.   Please revise your prospectus to provide the following additional disclosures:

   - Describe how and when a company may lose emerging growth company status; and

   - State in your risk factor disclosure that, as a result of your election under Section 102(b)(1) of the JOBS Act, your financial statements may not be comparable to companies that comply with public company effective dates.   Include a similar statement in your critical accounting policy disclosures.

"Our internal controls over financial reporting…," page 25

5.   The first paragraph of this risk factor could be read to suggest that if you opt to rely on the exemptions provided in the JOBS Act, you will not be required to comply with the requirement that management provide a formal assessment of the effectiveness of your internal control over financial reporting until you cease to be an emerging growth company. Please revise for clarity to distinguish between the requirements relating to management's assessment and those relating to auditor attestation. We note in this regard your disclosure in the ensuing risk factor that as an emerging growth company under the JOBS Act, you are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Please discuss when you expect to be required to conduct and disclose management's assessment of your internal controls over financial reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 40

6.   We note from your response to prior comment 5 that you manage the business to maximize revenues per thousand queries which may be accomplished through distribution, advertising or <u>both</u>, and that management presents revenue as one line item to the board of directors. Please tell us how revenue is reported to your principal executive and financial officers and clarify whether these officers manage the company's business based on one consolidated revenue line item or based on advertising and distribution revenues separately.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

7.   We note that for options granted in August and October 2011, the underlying fair value of your common stock was determined by your board of directors to be $25.50 per share. Please revise to discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted on these dates that resulted in the increase in fair value, as well as the reasons for the decrease in the fair value subsequent to October 2011.

8.   We note that you granted 463,000 options to purchase shares of your common stock subsequent to December 31, 2011. For these options and any other share-based equity awards granted subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to include the expected impact the additional awards will have on your financial statements. Please continue to update your disclosures for all share-based equity awards granted subsequent to this request through the effective date of the registration statement.

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Michael A. Conza, Bingham McCutchen LLP